Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31, 2010	March 31, 2009
	$	$
Available earnings:
Earnings (loss) before income taxes	84	(53)
Add fixed charges:
Interest expense incurred	30	30
Amortization of debt expense and discount	2	1
Interest portion of rental expense	3	3

Total earnings (loss) as defined	119	(19)

Fixed charges:
Interest expense incurred	30	30
Amortization of debt expense and discount	2	1
Interest portion of rental expense	3	3

Total fixed charges	35	34
Ratio of earnings to fixed charges	3.4	—

Deficiency in the coverage of earnings to fixed charges	—	53